EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (the terms “we,” “us,” “EchoStar,” and “our” refer to EchoStar Corporation and its subsidiaries) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “EchoStar Tracking Stock”) and Hughes Satellite Systems Corporation (“HSS”), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “HSS Tracking Stock” and together with the EchoStar Tracking Stock, the “Tracking Stock”) to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of the Hughes Retail Group, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The EchoStar Group is comprised of all existing and future businesses of EchoStar and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock and our common stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities.  The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the EchoStar Group, our tracking stock structure does not affect the ownership of or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of, and for, the three months ended March 31, 2016 and 2015 and the year ended December 31, 2015 are unaudited.  The Company’s management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of March 31, 2016 and December 31, 2015 and our consolidated revenue, expenses and cash flows for the three months ended March 31, 2016 and 2015.  The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended March 31, 2016 included in our Quarterly Report on Form 10-Q.

CONDENSED ATTRIBUTED BALANCE SHEETS
(In thousands)
(Unaudited)

	Attributed As of March 31, 2016				Attributed As of December 31, 2015
	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$1,502,162	$—	$1,502,162	$—	$1,536,578	$—	$1,536,578
Trade accounts receivable, net	26,097	137,629	—	163,726	27,094	152,146	—	179,240
Trade accounts receivable - DISH Network, net	—	340,532	—	340,532	—	277,159	—	277,159
Inventory	6,531	65,132	(1,527)	70,136	6,699	61,878	(1,567)	67,010
Prepaids and deposits	400	59,887	—	60,287	990	55,959	—	56,949
Inter-group advances	—	20,700	(20,700)	—	—	30,398	(30,398)	—
Other current assets	—	12,501	—	12,501	—	16,723	—	16,723
Total current assets	33,028	2,138,543	(22,227)	2,149,344	34,783	2,130,841	(31,965)	2,133,659
Noncurrent Assets:
Restricted cash and marketable investment securities	—	21,664	—	21,664	—	21,002	—	21,002
Property and equipment, net	158,738	3,385,386	(16,674)	3,527,450	162,497	3,266,315	(15,822)	3,412,990
Regulatory authorizations, net	—	546,411	—	546,411	—	543,812	—	543,812
Goodwill	260,000	250,630	—	510,630	260,000	250,630	—	510,630
Other intangible assets, net	27,466	91,184	—	118,650	31,488	101,165	—	132,653
Economic interest in Hughes Retail Group	—	88,554	(88,554)	—	—	89,140	(89,140)	—
Investments in unconsolidated entities	—	208,744	—	208,744	—	209,264	—	209,264
Other receivable - DISH Network	—	91,171	—	91,171	—	90,966	—	90,966
Deferred tax assets	23,631	4,229	(23,631)	4,229	19,685	4,041	(19,685)	4,041
Other noncurrent assets, net	33,855	124,754	(667)	157,942	35,277	115,859	(667)	150,469
Total noncurrent assets	503,690	4,812,727	(129,526)	5,186,891	508,947	4,692,194	(125,314)	5,075,827
Total assets	$536,718	$6,951,270	$(151,753)	$7,336,235	$543,730	$6,823,035	$(157,279)	$7,209,486
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$14,920	$216,953	$—	$231,873	$12,023	$201,648	$—	$213,671
Trade accounts payable - DISH Network	—	25,694	—	25,694	—	24,682	—	24,682
Current portion of long-term debt and capital lease obligations, net of unamortized debt issuance costs	—	1,896,233	—	1,896,233	—	35,698	—	35,698
Deferred revenue and prepayments	26,818	35,761	—	62,579	26,636	35,245	—	61,881
Accrued compensation	—	27,886	—	27,886	—	29,767	—	29,767
Accrued royalties	—	22,609	—	22,609	—	22,531	—	22,531
Accrued interest	—	41,645	—	41,645	—	8,596	—	8,596
Inter-group advances	20,700	—	(20,700)	—	30,398	—	(30,398)	—
Accrued expenses and other	28,339	72,598	—	100,937	26,399	103,606	—	130,005
Total current liabilities	90,777	2,339,379	(20,700)	2,409,456	95,456	461,773	(30,398)	526,831
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of unamortized debt issuance costs	—	290,570	—	290,570	—	2,156,667	—	2,156,667
Deferred tax liabilities	—	700,430	(23,631)	676,799	—	670,077	(19,685)	650,392
Other noncurrent liabilities	3,172	94,570	—	97,742	2,576	91,378	—	93,954
Total noncurrent liabilities	3,172	1,085,570	(23,631)	1,065,111	2,576	2,918,122	(19,685)	2,901,013
Total liabilities	93,949	3,424,949	(44,331)	3,474,567	98,032	3,379,895	(50,083)	3,427,844

Stockholders’ Equity:
Equity/Attributed net assets (liabilities)	442,769	3,440,869	(107,422)	3,776,216	445,698	3,356,976	(107,196)	3,695,478
Noncontrolling interest in HSS Tracking Stock	—	74,031	—	74,031	—	74,854	—	74,854
Other noncontrolling interests	—	11,421	—	11,421	—	11,310	—	11,310
Equity/Attributed net assets (liabilities)	442,769	3,526,321	(107,422)	3,861,668	445,698	3,443,140	(107,196)	3,781,642
Total liabilities and equity/attributed net assets (liabilities)	$536,718	$6,951,270	$(151,753)	$7,336,235	$543,730	$6,823,035	$(157,279)	$7,209,486

CONDENSED ATTRIBUTED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Attributed For the Three Months Ended March 31, 2016				Attributed For the Three Months Ended March 31, 2015
	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated
Revenue:
Services and equipment revenue - other	$158,806	$276,497	$(82,284)	$353,019	$146,161	$287,860	$(82,131)	$351,890
Services and equipment revenue - DISH Network	—	463,340	—	463,340	—	446,763	—	446,763
Total revenue	158,806	739,837	(82,284)	816,359	146,161	734,623	(82,131)	798,653
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	91,594	472,040	(79,609)	484,025	86,008	460,454	(77,999)	468,463
Selling, general and administrative expenses	38,630	60,063	—	98,693	38,634	59,294	—	97,928
Research and development expenses	—	20,442	—	20,442	—	17,872	—	17,872
Depreciation and amortization	33,402	95,196	(1,864)	126,734	34,251	99,934	(1,000)	133,185
Total costs and expenses	163,626	647,741	(81,473)	729,894	158,893	637,554	(78,999)	717,448
Operating income (loss)	(4,820)	92,096	(811)	86,465	(12,732)	97,069	(3,132)	81,205
Other Income (Expense):
Interest income	—	3,993	(27)	3,966	—	2,649	(38)	2,611
Interest expense, net of amounts capitalized	(27)	(23,210)	27	(23,210)	(38)	(35,308)	38	(35,308)
Gains on marketable investment securities, net	—	2,462	—	2,462	—	9	—	9
Economic interest in earnings (loss) of Hughes Retail Group	—	(586)	586	—	—	(1,543)	1,543	—
Other, net	—	6,423	—	6,423	—	(2,518)	—	(2,518)
Total other income (expense), net	(27)	(10,918)	586	(10,359)	(38)	(36,711)	1,543	(35,206)
Income (loss) before income taxes	(4,847)	81,178	(225)	76,106	(12,770)	60,358	(1,589)	45,999
Income tax benefit (provision), net	1,918	(29,581)	—	(27,663)	5,054	(23,455)	—	(18,401)
Net income (loss)	(2,929)	51,597	(225)	48,443	(7,716)	36,903	(1,589)	27,598
Less: Net loss attributable to noncontrolling interests in HSS Tracking Stock	—	(823)	—	(823)	—	(2,169)	—	(2,169)
Less: Net income attributable to noncontrolling interests	—	111	—	111	—	369	—	369
Net income (loss) attributable to EchoStar	$(2,929)	$52,309	$(225)	$49,155	$(7,716)	$38,703	$(1,589)	$29,398

CONDENSED ATTRIBUTED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Attributed For the Three Months Ended March 31, 2016				Attributed For the Three Months Ended March 31, 2015
	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$(2,929)	$51,597	$(225)	$48,443	$(7,716)	$36,903	$(1,589)	$27,598
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	33,402	95,196	(1,864)	126,734	34,251	99,934	(1,000)	133,185
Equity in losses of unconsolidated affiliates, net	—	963	—	963	—	53	—	53
Economic interest in loss (earnings) of Hughes Retail Group	—	586	(586)	—	—	1,543	(1,543)	—
Gains on marketable investment securities, net	—	(2,462)	—	(2,462)	—	(9)	—	(9)
Stock-based compensation	—	4,384	—	4,384	—	4,175	—	4,175
Deferred tax provision (benefit)	(3,946)	29,630	—	25,684	(5,054)	22,925	—	17,871
Changes in current assets and current liabilities, net	6,774	(24,918)	(40)	(18,184)	(1,076)	32,607	199	31,730
Changes in noncurrent assets and noncurrent liabilities, net	2,020	1,368	—	3,388	(1,213)	2,497	127	1,411
Other, net	—	3,899	—	3,899	—	5,548	—	5,548
Net cash flows from operating activities	35,321	160,243	(2,715)	192,849	19,192	206,176	(3,806)	221,562
Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(321,892)	—	(321,892)	—	(250,861)	—	(250,861)
Sales and maturities of marketable investment securities	—	323,889	—	323,889	—	269,588	—	269,588
Purchases of property and equipment	(25,623)	(212,315)	2,715	(235,223)	(31,423)	(150,185)	3,806	(177,802)
Refunds and other receipts related to capital expenditures	—	24,087	—	24,087	—	—	—	—
Changes in restricted cash and cash equivalents	—	(662)	—	(662)	—	(1,046)	—	(1,046)
Acquisition of regulatory authorization	—	—	—	—	—	(3,428)	—	(3,428)
Expenditures for externally marketed software	—	(5,959)	—	(5,959)	—	(4,944)	—	(4,944)
Inter-group advances	—	9,698	(9,698)	—	—	(12,231)	12,231	—
Other, net	—	1,460	—	1,460	—	6	—	6
Net cash flows from investing activities	(25,623)	(181,694)	(6,983)	(214,300)	(31,423)	(153,101)	16,037	(168,487)
Cash Flows from Financing Activities:
Repayment of other debt and capital lease obligations	—	(10,542)	—	(10,542)	—	(16,508)	—	(16,508)
Net proceeds from Class A common stock options exercised and stock issued under the Employee Stock Purchase Plan	—	6,335	—	6,335	—	8,039	—	8,039
Inter-group advances	(9,698)	—	9,698	—	12,231	—	(12,231)	—
Inter-group equity contributions (distributions), net	—	—	—	—	—	—	—	—
Other, net	—	(302)	—	(302)	—	3,521	—	3,521
Net cash flows from financing activities	(9,698)	(4,509)	9,698	(4,509)	12,231	(4,948)	(12,231)	(4,948)
Effect of exchange rates on cash and cash equivalents	—	536	—	536	—	(5,674)	—	(5,674)
Net increase (decrease) in cash and cash equivalents	—	(25,424)	—	(25,424)	—	42,453	—	42,453
Cash and cash equivalents, beginning of period	—	924,240	—	924,240	—	549,053	—	549,053
Cash and cash equivalents, end of period	$—	$898,816	$—	$898,816	$—	$591,506	$—	$591,506

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION
(Unaudited)
Note 1.         Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The EchoStar Group consists of all other operations of EchoStar, including all existing and future businesses other than the Hughes Retail Group.  EchoStar has adopted a policy statement (the “Policy Statement”) as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of EchoStar to either the Hughes Retail Group or the EchoStar Group (each as fully defined in the Policy Statement and collectively, the “Groups”).

Note 2.         Basis of Presentation

The overall objective of the attributed financial information is to present the amounts reported in EchoStar’s condensed consolidated financial statements attributed to the Hughes Retail Group and the EchoStar Group.  The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups.  The Policy Statement does not explicitly address the attribution of all amounts reported in our condensed consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our condensed consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers, including related customer contracts, are attributed to the Hughes Retail Group.  Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities.  To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the EchoStar Group based on specific identification.  Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the EchoStar Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services.  Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group.  Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates.  Under the documents governing the Tracking Stock, any change in our management’s allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common stockholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the EchoStar Group.  The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month.  In addition, the Policy Statement establishes pricing for the Hughes Retail Group purchases of customer rental equipment from the EchoStar Group based on cost plus a fixed margin percentage.  Income taxes incurred by EchoStar and its subsidiaries that include operations of the Hughes Retail Group are allocated between the EchoStar Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in EchoStar’s condensed consolidated financial statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and EchoStar’s common stockholders.  The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources.  In addition, our chief operating decision maker reviews the Hughes Retail Group financial information only to the extent such information is included in our periodic filings with the SEC.  Therefore we do not consider the Hughes Retail Group to be a separate operating segment.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION
(Unaudited)

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets.  Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the EchoStar Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the EchoStar Group and it is not practicable to allocate the asset carrying amounts between the Groups.  However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group.  Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the EchoStar Group.  The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes.  As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

The Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to the Hughes Retail Group.  Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification.  A substantial portion of the Hughes Retail Group cost of sales is based on the specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage.  The Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by EchoStar.

Cash Flow Attributions

The Hughes Retail Group participates in EchoStar’s centralized cash management system and does not maintain separate cash accounts.  Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by EchoStar on its cash and marketable investment securities portfolio.  There is no allocation of EchoStar’s long-term debt or related interest costs to the Hughes Retail Group.

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid.  It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group.  The accompanying statements of cash flows generally presents cash flows related to such transactions when they are recognized on an accrual basis in an inter-group receivable or payable account.  Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the EchoStar Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION
(Unaudited)

Note 3.         Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

	Depreciable	As of
	Life (In Years)	March 31, 2016	December 31, 2015
		(In thousands)
Customer rental equipment	2-4	$609,708	$584,086
Accumulated depreciation		(450,970)	(421,589)
Property and equipment, net		$158,738	$162,497

Depreciation expense associated with the Hughes Retail Group property and equipment, net of retirements, was $29.4 million for each of the three months ended March 31, 2016 and 2015.

Note 4.         Goodwill and Other Intangible Assets

Goodwill

Goodwill is assigned to reporting units of our operating segments.  A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8, 2011, the date EchoStar completed the acquisition of Hughes Communications, Inc.  Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

Other Intangible Assets

Other intangible assets for the Hughes Retail Group consisted of the following:

	As of
	March 31, 2016			December 31, 2015
	Cost	Accumulated Amortization	Carrying Amount	Cost	Accumulated Amortization	Carrying Amount
	(In thousands)
Customer relationships	$145,100	$(132,532)	$12,568	$145,100	$(129,660)	$15,440
Technology-based	23,500	(18,931)	4,569	23,500	(17,951)	5,549
Trademark portfolio	13,620	(3,291)	10,329	13,620	(3,121)	10,499
Total other intangible assets	$182,220	$(154,754)	$27,466	$182,220	$(150,732)	$31,488

Customer relationships are amortized predominantly in relation to the expected contribution of cash flow to the business over the life of the intangible asset.  Other intangible assets are amortized on a straight-line basis over the periods the assets are expected to contribute to our cash flows.  Amortization expense was $4.0 million and $4.9 million for the three months ended March 31, 2016 and 2015, respectively.

Note 5.         Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if the Hughes Retail Group was a stand-alone entity.  Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.  Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

Note 6.         Equity/Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and EchoStar Group represent the excess of attributed assets over attributed liabilities for the respective groups.  EchoStar Group equity includes the 20.0% retained economic interest of EchoStar common stockholders in the net assets of the Hughes Retail Group.

The Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of
	March 31, 2016	December 31, 2015
	(In thousands)
Attributed paid-in capital	$456,122	$456,122
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	33,395
Periods beginning March 1, 2014	(46,748)	(43,819)
Total	(13,353)	(10,424)
Total equity/attributed net assets	$442,769	$445,698